Exhibit 15.1

Certified Public Accountants	Rothstein, Kass & Company, P.C. 4 Becker Farm Road Roseland, NJ 07068 tel 973.994.6666 fax 973.994.0337 www.rkco.com	Beverly Hills Dallas Denver Grand Cayman Irvine New York Roseland San Francisco Walnut Creek
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Form 20-F of Navios Maritime Acquisition Corporation of our report, dated January 29, 2010 (which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), relating to the balance sheets of Navios Maritime Acquisition Corporation as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009 and the periods from March 14, 2008 (date of inception) to December 31, 2008 and from March 14, 2008 (date of inception) to December 31, 2009, and to the reference to our Firm under the caption “Experts”.
Roseland, New Jersey
March 10, 2011